Exhibit 99

October 03, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Incorporation of HDFC Securities IFSC Limited, a wholly owned subsidiary of HDFC Securities Limited, (subsidiary of HDFC Bank Limited)

We refer to our earlier intimation dated May 14, 2022 wherein we had informed that the Reserve Bank of India vide its letter dated May 13, 2022, had conveyed its approval to the Bank for setting up a step-down subsidiary through HDFC Securities Limited, for offering broking and clearing services in International Financial Services Centre (IFSC) at GIFT City.

In this regard, we wish to inform you that a wholly owned subsidiary of HDFC Securities Limited namely “HDFC Securities IFSC Limited” has been incorporated effective October 1, 2024. Accordingly, HDFC Securities IFSC Limited has become a subsidiary of the Bank with effect from October 1, 2024.

The details required are enclosed as Annexure A.

You are requested to take note of the above.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary and Head – Group Oversight

Annexure A

Sr. No	Particulars	Details
1.	Name of the target entity, details in brief such as size, turnover etc.;

Name: HDFC Securities IFSC Limited is incorporated as a wholly owned subsidiary of HDFC Securities Limited on October 1, 2024.

Authorised Capital: ₹ 30,00,00,000/- (Rupees Thirty Crore only)

Paid up Capital: ₹ 15,00,00,000/- (Rupees Fifteen Crore only)

Other details (size and turnover): Nil (yet to commence business operations)

2.	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arm’s length”;

There is no acquisition or any transaction by the Bank and accordingly, this is not a related party transaction.

HDFC Securities IFSC Limited is a wholly owned subsidiary of HDFC Securities Limited, which is a subsidiary and a related party of the Bank.

Accordingly, by the virtue of HDFC Securities IFSC Limited being a step-down subsidiary of the Bank, it is a related party of the Bank with effect from October 1, 2024.

Save and except as mentioned above, the group companies of the Bank are not interested in the incorporation of the HDFC Securities IFSC Limited.

3.	Industry to which the entity being acquired belongs;	Financial/Advisory services

4.	Objects and impact of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity);

There is no investment/acquisition by the Bank in HDFC Securities IFSC Limited.

The objective behind incorporation of the entity is for it to become member of NSE IX, INDIA INX and IIBX at GIFT city SEZ and offer broking services to eligible clients in various financial products like GIFT Derivatives, Unsponsored Depository Receipts (UDRs) & Global investing and Gold Bullion/Bullion Depository Receipts.

5.	Brief details of any governmental or regulatory approvals required for the acquisition;	Approvals from SEBI, RBI, IFSCA were required and procured prior to incorporation of HDFC Securities IFSC Limited
6.	Indicative time period for completion of the acquisition;	Not Applicable
7.	Consideration - whether cash consideration or share swap or any other form and details of the same;	Not Applicable
8.	Cost of acquisition and/or the price at which the shares are acquired;	Not Applicable
9.	Percentage of shareholding / control acquired and / or number of shares acquired;	The Bank does not hold any share in HDFC Securities IFSC Limited. However, by virtue of the Bank’s shareholding in HDFC Securities Limited, the indirect holding in HDFC Securities IFSC Limited is 94.89% as on date.
10.	Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief);

HDFC Securities IFSC Limited is subsidiary company of HDFC Securities Ltd and step down subsidiary of HDFC Bank Limited. It will offer broking services to eligible clients like residents, NRIs FPIs etc. listed on NSE IX, INDIA INX and IIBX at GIFT city SEZ.

Date of incorporation: October 1, 2024

History / turnover: Not Applicable

Country: India